UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-39173

NovaBridge Biosciences

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

Directorate Change

On February 17, 2026, the board of directors (the “Board”) of NovaBridge Biosciences (“NovaBridge” or the “Company”) appointed Dr. Emmett Cunningham, Jr. as Vice Chairman of the Board, effective immediately. Dr. Cunningham has also been appointed as a member of the Research and Development Committee of the Board (the "R&D Committee").

Dr. Cunningham served as a Senior Managing Director of The Blackstone Group Inc. (“Blackstone”) from November 2018 to March 2023 after Blackstone acquired Clarus Ventures, a life sciences venture capital firm that he joined at its formation in 2006 and where he served as a Managing Director prior to the acquisition. Prior to joining Clarus Ventures, Dr. Cunningham served as Senior Vice President, Medical Strategy at Eyetech Pharmaceuticals, Inc., where he was part of the leadership team. Prior to that, Dr. Cunningham held various roles at Pfizer Inc. Dr. Cunningham currently serves on the board of Visara, Inc., a NovaBridge subsidiary, and several private life sciences companies. Dr. Cunningham holds an MD and a MPH in epidemiology and statistics from Johns Hopkins University, and a PhD in neuroscience from the University of California, San Diego. He completed his residency in ophthalmology at the University of California, San Francisco (UCSF), and additional fellowship training at UCSF, Moorfields Eye Hospital in London and the Wilmer Eye Institute at the Johns Hopkins University School of Medicine.

As Vice Chairman of the Board, and a member of the R&D Committee, Mr. Cunningham will be entitled to an annual cash retainer of $50,000, an initial stock option grant with a grant date fair value equal to $300,000, and annual equity grants in accordance with the Company’s Non-Executive Director Compensation Policy. Mr. Cunningham has entered into the Company’s standard form of indemnification agreement, the form of which is filed as Exhibit 10.3 to the Company’s Registration Statement on Form F-1 (File No. 333-234363), as amended, initially filed with the SEC on October 29, 2019. There are no arrangements or understandings between Mr. Cunningham and any other persons pursuant to which they were appointed as directors.

A copy of the press release is attached hereto as Exhibit 99.1.

Incorporation by Reference

The information set forth in this Report on Form 6-K, excluding Exhibit 99.1, shall be deemed to be incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File No. 333-239871, File No. 333-256603, File No. 333-265684, File No. 333-279842 and File No. 333-290195) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release - NovaBridge Appoints Biotech Leader, Emmett T. Cunningham, Jr, MD, PhD, MPH, as Vice Chairman of the Board to Further Accelerate Global Biotech Platform

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaBridge Biosciences

By	:	/s/ Xi-Yong Fu
Name	:	Xi-Yong (Sean) Fu
Title	:	Chief Executive Officer

Date: February 19, 2025